Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2015	2014	2013	2012	2011
	(millions)
Net income	$213.0	$242.8	$250.2	$199.9	$174.2
Add
Equity investment (income) loss	(1.2)	—	0.2	0.4	0.1
Income subtotal	211.8	242.8	250.4	200.3	174.3

Add
Income tax expense	122.7	115.7	129.2	104.6	84.8
Kansas City earnings tax	(0.5)	0.3	0.1	0.1	—
Total taxes on income	122.2	116.0	129.3	104.7	84.8

Interest on value of leased property	5.2	5.2	5.5	5.8	5.9
Interest on long-term debt	193.9	195.0	195.5	213.2	223.2
Interest on short-term debt	6.1	5.1	7.6	9.0	11.8
Other interest expense and amortization	6.8	3.3	8.2	4.6	11.6

Total fixed charges	212.0	208.6	216.8	232.6	252.5

Earnings before taxes on
income and fixed charges	$546.0	$567.4	$596.5	$537.6	$511.6

Ratio of earnings to fixed charges	2.58	2.72	2.75	2.31	2.03